

September 29, 2014

Via E-mail
Dennis M. Lanfear
President and Chief Executive Officer
Coherus BioSciences, Inc.
201 Redwood Shores Parkway, Suite 200
Redwood City, CA 94065

>   **Re: Coherus BioSciences, Inc.**
>   **Amendment No. 1 to Draft Registration Statement on Form S-1**
>   **Submitted September 15, 2014**
>   **CIK No. 0001512762**

Dear Mr. Lanfear:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting another amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe a further amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your second amended draft registration statement or filed registration statement, we may have additional comments.

Business
Collaboration and License Agreements, page 108

1. We note your response to prior comment 27. In your description of the Genentech agreement on page 110, please state the amount of the milestone payment or, in the alternative, provide your analysis why this specific amount should not be considered material disclosure.

Index to Financial Statements
Notes to Unaudited Condensed Consolidated Financial Statements
12.Net Loss and Unaudited Pro Forma Net Loss Per Share, F-34

2. Please refer to your response to our comment 33. As previously requested, please include herein and in Note 10 on F-58 to your unaudited condensed consolidated financial

statements reconciliations of the numerators and denominators of your basic and diluted per share computations for each period presented, as required under ASC 260-10-50-1a. The current disclosure solely contains the pro forma calculation.

You may contact Tabatha McCullom at (202) 551-3658 or James Rosenberg at (202) 551-3679 if you have questions regarding comments on the financial statements and related matters. Please contact Scot Foley at (202) 551-3383, Daniel Greenspan at (202) 551-3623 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Daniel Greenspan *for*

Jeffrey P. Riedler
Assistant Director

cc: Alan C. Mendelson, Esq.
        Latham & Watkins LLP
        140 Scott Drive
        Menlo Park, CA 94025